UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42557

RedCloud Holdings plc

(Registrant’s Name)

50 Liverpool Street,

London, EC2M 7PY, United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Neil Woodman has informed us that he does not intend to return as Executive Vice President of Finance of RedCloud Holdings plc (the “Company”) when his contract expires on December 31, 2025.

In connection with this notification, the Company’s Board of Directors (the “Board”) met and agreed to appoint Maria Magdalena Gonzalez, who has served as a member of our Board and as a member of our audit committee, as our Chief Financial Officer (“CFO”) effective January 5, 2026.

In connection with Ms. Gonzalez’ appointment, the Company and Ms. Gonzalez entered into a service agreement pursuant to which Ms. Gonzalez will receive £320,000 per annum and shall be eligible to receive an annual bonus up to 60% of her annual salary, as determined by the Board, and equity-based compensation awards in line with the Company’s equity incentive plan. The agreement can be terminated at any time with three (3) months’ notice by either party.

There are no family relationships between Ms. Gonzalez and any director or executive officer of the Company, and the Company has not entered into any transactions with Ms. Gonzalez that are reportable pursuant to Item 404(a) of Regulation S-K. Except as described above, there are no arrangements or understandings between Ms. Gonzalez and any other persons pursuant to which she was appointed as CFO. The Company will enter into an indemnification agreement with Ms. Gonzalez, which will be in substantially the same form as that entered into with the other executive officers of the Company.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RedCloud Holdings plc

By:	/s/ Justin Floyd
Name:	Justin Floyd
Title:	Chief Executive Officer

Date: December 5, 2025

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